SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2005
Commission File Number:  001-32229

Homex Development Corp.
(Translation of registrant’s name into English)

Andador Javier Mina 891-B
Colonia Centro Sinaloa
80200 Culiacán, Sinaloa, México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report consists of a press release made by Homex Development Corp. announcing the completion of its acquisition of Casas Beta. Attached hereto is a copy of the press release dated July 1, 2005.

Signature

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOMEX DEVELOPMENT CORP.

	By:	/s/ CLEOFAS HINOJOSA SAENZ

	Name:	Cleofas Hinojosa Saenz
	Title:	Chief Financial Officer

Date: July 1, 2005

Homex Completes Acquisition of Casas Beta

          CULIACAN, Mexico, July 1 /PRNewswire-FirstCall/ -- Desarrolladora Homex, S.A. de C.V. (NYSE: HXM) (BMV: HOMEX) (“Homex” or the “Company”) announced today that the transaction by which Homex acquired Controladora Casas Beta, S.A. de C.V. was completed and took effect today as anticipated. Yesterday, the Company conducted an Extraordinary Shareholders Meeting at which the merger was approved. Final documentation was executed today.

          As a result of the merger, the Company issued 22.0 million shares to the Beta shareholders who now own 6.55% of Homex. The new shares are subject to a three month lock-up, after which the Beta shareholders will be subject to usual trading restrictions mandated by applicable securities law in Mexico and the United States for affiliates and/or holders of material non-public information.

          Homex is now one of the leading homebuilders in Mexico’s top four markets: Mexico City, Guadalajara, Monterrey and Tijuana. The Company believes that the combined entity is the largest homebuilder in Mexico in terms of operating profit and net income.

          About Homex

          Desarrolladora Homex, S.A. de C.V. is a leading, vertically-integrated home development company focused on affordable-entry level and middle-income housing in Mexico. It is one of the most geographically diverse home builders in the country with a leading position in the four largest markets in Mexico. Homex is the fastest-growing of the publicly listed home builders in Mexico, based on the increase in number of homes sold, revenues and net income.

          For additional corporate information please visit the Company’s web site at: http://www.homex.com.mx .

          Desarrolladora Homex, S.A. de C.V. press releases and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand, and competition. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commision.

CONTACT:  Investors, Carlos J. Moctezuma, Head of Investor Relations, Desarrolladora Homex, +011-52-66-7758-5838, or cmoctezuma@homex.com.mx, or investor.relations@homex.com.mx / Web site:  http://www.homex.com.mx /